UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-38648

BRP INC.

(Translation of registrant’s name into English)

726 Saint-Joseph Street

Valcourt, Quebec, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):

EXHIBIT INDEX

Exhibit 99.1, 99.2, 99.3 and 99.4 to this report of a Foreign Private Issuer on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description

99.1	Notice of Annual Meeting of Shareholders and Notice of Availability of Proxy Materials, dated April 23, 2019
99.2	Management Proxy Circular, dated April 23, 2019
99.3	Form of Proxy
99.4	Press release of BRP Inc. announcing changes to board of directors, dated April 23, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRP Inc.

Date: April 23, 2019	By:	/s/ Martin Langelier
	Name:	Martin Langelier
	Title:	Senior Vice President, General Counsel and Public Affairs